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                                                                  EXHIBIT 3.1(c)



                           CERTIFICATE OF AMENDMENT OF

                              AMENDED AND RESTATED

                          CERTIFICATE OF INCORPORATION

                                       OF

                             ONEWORLD SYSTEMS, INC.



        Neil Selvin certifies that:

        1. He is the duly elected and acting President of OneWorld Systems, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Corporation").

        2. The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on December 31, 1993. The Amended and Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on June 18, 1998 (the "Restated Certificate"). A Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of the Corporation was filed with the Secretary of State of the State of Delaware on March 3, 1999.

        3. Pursuant to Section 242 of the General Corporation Law of the State of Delaware, this Certificate of Amendment of the Amended and Restated Certificate of Incorporation amends the provisions of the Restated Certificate.

        4. In accordance with Section 242 of the General Corporation Law of the State of Delaware, the terms and provisions of this Certificate of Amendment of the Amended and Restated Certificate of Incorporation have been duly adopted by the Board of Directors of this Corporation and duly approved by the holders of a majority of the outstanding stock of each class of this Corporation's stock entitled to vote thereon at a Special Meeting of the stockholders of the Corporation called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware.

        5. Article IV of the Restated Certificate is hereby amended by the addition of a new Section C, which shall be inserted immediately following existing Section B thereof, and shall read in its entirety as follows:

               "C. Effective as of 12:01 a.m. on July 6, 1999, all outstanding shares of Common Stock of this corporation will be divided by ten (10), and any fractional shares resulting from



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        such division will be canceled, for which each stockholder will receive an amount of cash equal to the fair value of such stockholder's Common Stock canceled on the effective date of the reverse split. The fair market value of a share of Common Stock shall be a number reasonably determined by the Board of Directors."

        IN WITNESS WHEREOF, this Certificate of Amendment of the Amended and Restated Certificate of Incorporation, which amends Article IV of the Restated Certificate, having been duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware, has been duly executed by its President, this 25th day of June, 1999.



                                            /S/ Neil Selvin
                                            ------------------------------------
                                            Neil Selvin
                                            President



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